Exhibit 95.1
Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
Under the Interagency Agreement dated March 29, 1979 between the Mine Safety and Health Administration ("MSHA"), the U.S. Department of Labor, and The Occupational Safety and Health Administration, alumina refineries are subject to MSHA jurisdiction. As a result, our Gramercy, LA alumina refinery is subject to regulation by the MSHA under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”).
The MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever the MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and are sometimes dismissed.
Management believes the following mine safety disclosures meet the requirements of section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).
Mine Safety Data
The table and other data below present mine safety information related to our alumina refinery in Gramercy, LA (MSHA ID No. 16-00352), as required by section 1503(a)(1) of the Dodd-Frank Act. The following data reflects citations and orders received from the MSHA during the three months ended June 30, 2014. All alleged violations have been abated and all citations have been or are being addressed.

	Section 104 S&S Citations [1](#)	Section 104(b) Orders [2] (#)	Section 104(d) Citations and Orders [3] (#)	Section 110(b)(2) Violations [4] (#)	Section 107(a) Orders [5] (#)	Total Dollar Value of MSHA Assessments Proposed ($ in millions)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104 (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
2014	7	—	2	—	—	—	—	No	No	—	—	—

(1)
Represents the total number of citations issued under section 104 of the Mine Act, for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

(2)	Represents the total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period prescribed by the MSHA.

(3)	Represents the total number of citations and orders issued under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

(4)	Represents the total number of flagrant violations identified under section 110(b)(2) of the Mine Act.

(5)
Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act. This results in an order of immediate withdrawal from the area of the mine affected by the condition until the MSHA determines that the violation has been abated.

During the three months ended June 30, 2014, Noranda had no mining related fatalities. The Federal Mine Safety and Health Review Commission (the “Commission”) is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. As of June 30, 2014, Noranda had no contest and/or civil penalty proceedings pending before the Commission.